Exhibit 5.1

Jennifer McCreery Senior Counsel, Strategy & Operations The Kraft Heinz Company Kraft Heinz Foods Company 200 East Randolph, Suite 7600 Chicago, IL 60601

June 15, 2018

Kraft Heinz Foods Company

One PPG Place

Pittsburgh, Pennsylvania 15222

RE:	Kraft Heinz Foods Company

$300,000,000 3.375% Senior Notes due 2021 (the “2021 Notes”),

$1,600,000,000 4.000% Senior Notes due 2023 (the “2023 Notes”) and

$1,100,000,000 4.625% Senior Notes due 2029 (collectively with the 2021 Notes and the 2023 Notes, the “Notes”)

Ladies and Gentlemen:

I am the Senior Counsel, Strategy & Operations, and Assistant Secretary of Kraft Heinz Foods Company, a Pennsylvania limited liability company (the “Company”). I address this opinion to you with respect to the issuance and sale by the Company of the Notes, issued pursuant to the effective shelf registration statement on Form S-3 (Registration No. 333-213290) (the “Registration Statement”), as filed by the Company and The Kraft Heinz Company (the “Guarantor”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2016. The Notes are guaranteed on a senior basis by the Guarantor. On June 5, 2018, the Company and the Guarantor filed with the SEC a Prospectus Supplement (the “Prospectus Supplement”) in connection with the public offering of the Notes. The Notes were issued under the Indenture, dated as of July 1, 2015, among the Company, the Guarantor and Deutsche Bank Trust Company Americas (as successor to Wells Fargo Bank, National Association), as trustee, as amended and supplemented by certain supplemental indentures thereto including the Seventh Supplemental Indenture, dated as of June 15, 2018 relating to the Notes.

In rendering the opinions expressed below, I have examined originals, or copies of originals certified to my satisfaction, of such agreements, documents, certificates and other statements of governmental officials and corporate officers and such other papers and evidence, as I have deemed relevant and necessary as a basis for such opinions. I have assumed for purposes of this letter that each document I have reviewed for purposes of this letter is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original and all signatures on each such document are genuine. I have not undertaken any investigation or search of court records for the purposes of this letter.

On the basis of such review and assumptions, I am of the opinion that the Notes have been duly authorized and executed by the Company and constitute the valid and binding obligations of the Company, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, fraudulent conveyance and other laws of general applicability affecting creditors’ rights generally or by general principles of equity (regardless of whether considered in a proceeding at law or in equity). I am admitted to practice in the Commonwealth of Pennsylvania, and my advice on every legal issue addressed in this letter is based exclusively on the internal law of the Commonwealth of Pennsylvania as of the date hereof. Additionally, I express no advice as to the application of any federal or state securities laws. This letter does not cover any other laws, statutes, governmental rules or regulations or decisions which in my experience are not usually considered for or covered by the advice like that contained in this letter.

I hereby consent to the filing of this opinion letter as an exhibit to the Guarantor’s Current Report on Form 8-K dated as of the date hereof filed by the Guarantor and incorporated by reference into the Registration Statement. In giving such consent, I do not hereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Jennifer McCreery
Jennifer McCreery